                Exhibit 4.18

HIBERNIA CORPORATION

RETIREMENT SECURITY PLAN

AMENDMENT NO. 4

(Allocation of Cash Consideration)

Whereas, Hibernia Corporation, a corporation organized and existing under the laws of the State of Louisiana (the “Company”), maintains the Retirement Security Plan, a plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and to be an “employee pension benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and to comply with the provisions of ERISA Section 404(c) (the “Plan”);

Whereas, the Plan offers for investment thereunder a unitized pooled or collective fund, the assets of which are comprised primarily or solely of no par value Class A common stock issued by the Company, which is a qualifying employer security within the meaning of ERISA Section 407(d)(5) (“Employer Securities”);

Whereas, pursuant to an Agreement and Plan of Merger dated as of March 6, 2005 (the “Merger Agreement”), by and between the Company and Capital One Financial Corporation (“Capital One”), the Company has agreed to merge with and into Capital One (the “Merger”), with Capital One the surviving entity in the Merger, and Capital One (or an affiliate thereof) will be deemed the sponsor of the Plan;

Whereas, shareholders of the Company are, assuming the Merger is approved, entitled to elect the type of merger consideration to be received in exchange for Employer Securities, consisting of common stock issued by Capital One, cash or a combination thereof;

Whereas, pursuant to a Resolution dated April 20, 2005, the Board of Directors of the Company has delegated to the Employee Benefit Plans Committee of the Company (the “Committee”) the authority to amend the Plan as it deems necessary or appropriate to facilitate the consummation of the Merger and the other transactions contemplated thereby.

Now, Therefore, effective as of the date on which the Merger is consummated, the Plan shall be amended as follows:

1.            Paragraph 1.8 of the Plan shall be amended and restated to read in its entirety as follows:

1.18       Employer Securities means the no par value Class A voting common stock issued by Hibernia Corporation, which securities are qualifying employer securities within the meaning of Code Section 409(1). In the event of a merger, share exchange, recapitalization or other transaction involving the Employer, any securities received in exchange for such Class A voting common stock issued by Hibernia Corporation in such transaction shall be deemed to be Employer Securities hereunder.

2.            The following paragraph 15.7 shall be added to the Plan to read in its entirety as follows:

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15.7       Merger or Share Exchange. In the event that cash is received by the Trustee in connection with the Merger, as consideration or partial consideration in exchange for all or any portion of the Employer Securities allocated to the Accounts of Participants herein, the Trustee shall invest such cash, pending the receipt of investment instructions by each affected Participant, in the Hibernia Cash Reserve Fund, or a successor cash equivalent fund. In no event shall the investment of cash as provided hereunder affect the treatment of any Dividend payable with respect to the Employer Securities Fund as described in paragraph 15.4 hereof.

This Amendment No. 4 has been executed in multiple originals on this 25th day of August, 2005.

Hibernia Corporation, acting through its
Employee Benefit Plans Committee

By: /s/ Michael Zainey

Its: Executive Vice President

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